AURA BIOSCIENCES, INC.

80 Guest Street

Boston, MA 02135

August 18, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Life Sciences

Re:	Aura Biosciences, Inc. Registration Statement on Form S-3 Filed August 11, 2026 File No. 333-298228

Requested Date: August 20, 2026

Requested Time: 4 p.m. Eastern Time

Ladies and Gentlemen:

Aura Biosciences, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Ryan Mitteness or Chelsea Anderson, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Mitteness at (206) 389-4533 or, in his absence, to Ms. Anderson at (206) 389-4516.

* * *

Sincerely,

AURA BIOSCIENCES, INC.

By:	/s/ Anthony Gibney
Anthony Gibney
Chief Financial Officer

cc: Natalie Holles, Chief Executive Officer
Aura Biosciences, Inc.

Effie Toshav, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]